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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52814

SEC Mail Processing Section
RECEIVED
MAR - 1 2012
WASH., DC 196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Vertical Trading Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5th Avenue, 6th Floor
(No. and Street)

New York, NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Martin 212-918-1202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff, Trattner, & Co. P.C.
(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue, Suite 200, Garden City, 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Schaffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Vertical Trading Group, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY CORDERO
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN BRONX COUNTY
NO. 01CO6187734
MY COMMISSION EXPIRES 05-27 2012

2/29/2012

Notary Public

Signature

Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2011

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
The Vertical Trading Group, LLC
(D/B/A The Vertical Group)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

We have audited the accompanying statement of financial condition of The Vertical Trading Group, LLC (D/B/A The Vertical Group) (A Wholly Owned Subsidiary of RAS Holdings, LLC.) (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Vertical Trading Group, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co., P.C.

Garden City, New York
February 28, 2012

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 182,843
Due from clearing agent	2,197,279
Equity securities held at clearing agent (at market value)	670,210
Prepaid expenses and other assets	5,335
Property & Equipment, at cost, less accumulated depreciation and amortization depreciation and amortization of $213,367	79,862
Advances to employees	168,348
Security deposits	25,117
TOTAL ASSETS	$ 3,328,994

LIABILITIES AND MEMBER'S EQUITY

Equity securities sold, not yet purchased	$ 178,502
Accounts payable and accrued expenses	980,097
Line of credit	78,812
TOTAL LIABILITIES	1,237,411
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	2,091,583
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,328,994

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Income	
Trading Income (realized and unrealized)	$ 6,409,690
Commission Income	473,632
Interest, dividend and other income	12,257
Total income	6,895,579
Expenses	
Communication and data processing	1,104,219
Employee compensation, benefits and trading commissions	3,803,674
Clearing fees	574,969
Administrative and general (including margin and other interest of $65,923)	1,141,413
Professional fees	313,017
Depreciation expense	74,063
Total expenses	7,011,355
Net loss	$ (115,776)

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Member's Equity
Balance - January 1, 2011	$ 3,090,359
Distributions	(883,000)
Net loss	(115,776)
Balance - December 31, 2011	$ 2,091,583

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF CASH FLOWS
DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (115,776)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization	$ 74,063	
Change in assets and liabilities:		
Due from clearing agent	770,770	
Equity securities held at clearing agent at market value	386,905	
Prepaid expenses and other assets	(5,335)	
Advances to employees	(103,700)	
Equity securities sold not yet purchased	(394,762)	
Accounts payable and accrued expenses	(1,245,144)	
Total adjustments		(517,203)
Net cash used by operating activities		(632,979)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property & equipment		(23,364)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from line of credit	78,812	
Distributions	(883,000)	
Net cash used in financing activities		(804,188)
NET DECREASE IN CASH		(1,460,531)
CASH AND CASH EQIUVALENTS - BEGINNING		1,643,374
CASH AND CASH EQUIVALENTS - END		$ 182,843

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 65,923

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

1. LINE OF BUSINESS

The Vertical Trading Group, LLC (D/B/A The Vertical Group) (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for its parent and its customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of trading income from sale of stocks traded on various stock exchanges on behalf of the Company's parent as well as from commissions earned from executing trades on behalf of customers. Additionally in 2011, the Company began providing investment banking and capital markets services such as capital raising, mergers and acquisition transactions and other advisory services to middle-market and emerging growth companies. The Company maintains offices in New York City, New York and Richmond, Virginia. The Vertical Trading Group, LLC was formed as a single member LLC in New York State in August 2005 and is a wholly-owned subsidiary of RAS Holdings, LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company's parent are recorded on a trade date basis. Commissions earned on trades executed on behalf of customers are also recorded on a trade date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, due from clearing agents accounts, payables and bank debt for which carrying values approximate fair values due to the short maturities of those instruments, and investments in marketable securities

MARKETABLE SECURITIES

The Company classifies its marketable securities as trading securities. Securities are carried in the financial statements at fair value based upon quoted market prices. Unrealized holding gains and losses are included in earnings.

FASB authoritative guidance on Accounting for Certain Investments in Debt and Equity Securities requires that certain investments in debt and equity securities be classified as either trading, available-for-sale or held-to-maturity. The Company determines the appropriate classification at the time of acquisition and reevaluates such determination at each balance sheet date. The Company has classified all its securities as trading securities.

FASB guidelines on *Fair Value Measurements*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted prices for identical assets; and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs would be used only when Level 1 or Level 2 inputs are not available.

At December 31, 2011, the fair value of the marketable securities above, are based on quoted market prices (Level 1 inputs).

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

Income taxes have not been provided because the Company is a Single Member Limited Liability Company whose income and credits are passed through to its parent company and combined with the income and deductions of the parent company to determine taxable income on the Parent's members' tax returns. Recently issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes had no effect on the Company's financial statements principally because of its status as a non taxable "pass- through" entity for federal and state income tax purposes

The Company files U.S. federal income tax returns and state and local income tax returns in New York and Virginia. Returns filed in these jurisdictions for tax years ended on or after December 31, 2008 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2011, the Company was not exposed to such risk.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2011, the Company was not exposed to such risk.

RECENT ACCOUNTING GUIDANCE

During 2011, the Financial Accounting Standards Board (FASB) issued various updates to the FASB Accounting Standards Codification, including updated guidance on revenue recognition, consolidation of variable interest entities and fair value disclosures, presentation of other comprehensive income and goodwill impairment testing. These, and other updates, are not yet effective for the Company's financial statements, or, when effective, will not or did not have a material impact on the Company's financial statements upon adoption.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2012, the date the financial statements were made available for issuance.

3. ACCOUNTS RECEIVABLE FROM CLEARING AGENT

The Company is required to maintain a minimum deposit of $225,000 with their clearing agents at all times. Additional deposits are required based on the types and amounts of long and short security positions held by the Company. Marginable securities require additional deposits equaling 25% of their respective long positions and 30% of their respective short positions, whereas non-marginable securities require deposits equaling 100% of their respective positions. As of December 31, 2011, the Company has $1,904,955 on deposit and receivable balances totaling $67,324 with its clearing agents, as well as security positions held, short and long of $178,502 and $670,210, respectively.

4. PROPERTY, EQUIPMENT AND DEPRECIATION

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Computer equipment and software	2 - 3	$ 169,069
Furniture & Fixtures	5 - 10	61,034
Leasehold Improvements	3	63,126
Less: Accumulated depreciation and amortization		213,367
Net property and equipment		$ 79,862

Depreciation and amortization expense for the year ended December 31, 2011 was $74,063.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2011

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $1,605,494 which was $605,494 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio is .66 to 1.

6. ADVANCE TO EMPLOYEES

As of December 31, 2011, $168,348 is due from employees of the Company. The advances bear no interest and are payable on demand.

7. LOAN PAYABLE – BANK

The Company has a credit facility with a bank for $100,000 with interest due monthly at prime plus 1%. There is no balance due at December 31, 2011.

8. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company is obligated under an operating lease for office space that expires in August 2012 that requires minimum annual rents plus increases based on operating costs.

Rent expense for the year ended December 31, 2011 was $102,680.

9. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan that covers all eligible employees with more than three months of service. Under the 401(k) salary reduction provisions of the plan, employees may elect to defer a percentage of their compensation, subject to statutory limitations, to their retirement accounts, which vest immediately. The plan also provides for employer discretionary matching contributions and non-elective discretionary employer contributions, which are vested gradually over a six-year period. The Company did not elect to make a discretionary matching contribution for 2011.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$ 2,091,583
Less: Non-allowable net assets	397,257
Haircuts on securities	88,832
Net Capital	$ 1,605,494

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 1,000,000
Minimum dollar net capital requirement	$ 1,000,000
Excess net capital	$ 605,494
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 405,494
Ratio: Aggregate indebtedness to net capital	.66 to 1.00

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2011

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2011

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – January 1, 2011	$ 3,090,359
Capital distributions	(883,000)
Net income for the year ended December 31, 2011	(115,776)
Total ownership equity – December 31, 2011	2,091,583
Less: Non-allowable assets	397,257
Haircuts on Securities	88,832
Audited net capital	1,605,494
Net capital per Focus Report Part IIA	1,605,494
Difference	$ -

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

To the Board of Directors of
The Vertical Trading Group, LLC
(D/B/A The Vertical Group)
(a Wholly Owned Subsidiary of RAS Holdings, LLC.)

In planning and performing our audit of the financial statements and supplemental schedules of The Vertical Trading Group LLC (D/B/A The Vertical Group) (a Wholly Owned Subsidiary of RAS Holdings, LLC)) (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co. P.C.

Garden City, New York
February 28, 2012

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors of
The Vertical Trading Group, LLC
(D/B/A The Vertical Group)
(A Wholly Owned Subsidiary of RAS Holdings, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by The Vertical Trading Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Vertical Trading Group, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Vertical Trading Group, LLC's management is responsible for The Vertical Trading Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (copies of checks), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments, reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co. P.C.

February 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

THE VERTICAL TRADING GROUP LLC
417 5TH AVENUE, 6TH FLOOR
NEW YORK, NY 10016

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TOM MARTIN (212) 430-3552

2. A. General Assessment (item 2e from page 2)		$ 17,239
B. Less payment made with SIPC-6 filed (exclude interest)		( )
Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		17,239
E. Interest computed on late payment (see instruction E) for 214 days at 20% per annum		1,072
F. Total assessment balance and interest due (or overpayment carried forward)		$ 18,311
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 18,311	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE VERTICAL TRADING GROUP LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRINCIPAL
(Title)

Dated the 29 day of FEBRUARY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 20 11
and ending DEC 31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,895,579

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 6,895,579

2e. General Assessment @ .0025 $ 17,239

(to page 1, line 2.A.)